                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT

                        (PURSUANT TO SECTION 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                                    CONECTIV
                                (NAME OF ISSUER)

                                    CONECTIV
                      (NAME OF PERSON(S) FILING STATEMENT)
                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   206829 103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                    CONECTIV
                                800 KING STREET
                                  P.O. BOX 231
                              WILMINGTON, DE 19899

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSONS(S) FILING STATEMENT)
                            PETER F. CLARK, ESQUIRE
                                    CONECTIV
                         800 KING STREET, P.O. BOX 231
                           WILMINGTON, DELAWARE 19899
                                 (302) 429-3311
                            ------------------------
                                    COPY TO:
                           MICHAEL P. ROGAN, ESQUIRE
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                          WASHINGTON, D.C. 20005-2111
                                 (202) 371-7000
                            ------------------------
                                  MAY 11, 1999

                  (DATE TENDER OFFER FIRST PUBLISHED, SENT OR
                           GIVEN TO SECURITY HOLDERS)
                            ------------------------
                           CALCULATION OF FILING FEE
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
             TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------
                  $357,000,000                                       $71,400

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* Calculated solely for purposes of determining the filing fee, based upon the purchase of 14,000,000 shares at the maximum tender offer price per share of $25.50

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A            Filing Party: N/A
Form or Registration No.: N/A          Date File: N/A

     This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the tender offer by Conectiv, a Delaware corporation (the "Company"), to purchase up to 14,000,000 shares of its Common Stock, par value $0.01 per share (the "Shares") (including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 23, 1998, between the Company and Conectiv Resource Partners, Inc., as the Rights Agent), at a price not greater than $25.50 nor less than $23.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Tenders of Shares pursuant to the Offer will include a tender of the associated Rights, and no separate consideration will be paid for such Rights. Copies of the Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the issuer is Conectiv, a Delaware corporation. The address of its principal executive offices is 800 King Street, P.O. Box 231, Wilmington, Delaware 19899.

     (b) The information set forth in the front cover page, the "Introduction," "Section 1. Number of Shares; Proration," "Section 2. Background and Purpose of the Offer; Certain Effects of the Offer," and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 8. Price Range of Shares and Shares of Class A Common Stock; Dividends" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "Section 2. Background and Purpose of the Offer; Certain Effects of the Offer," "Section 10. Source and Amount of Funds" of the Offer to Purchase, Exhibit (b)(1) hereto, Exhibit (b)(2) hereto and Exhibit (b)(3) hereto is incorporated herein by reference.

ITEM 3.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

     (a)-(j) The information set forth in the "Introduction" and "Section 2. Background and Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"; and "Schedule I -- Certain Transactions Involving Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in the "Introduction," "Section 2. Background and Purpose of the Offer; Certain Effects of the Offer," "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," and "Section 15. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the "Introduction" and "Section 15. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     (a) The information set forth in "Section 11. Certain Information About the Company" of the Offer to Purchase, Exhibit (g)(1) hereto, Exhibit (g)(2) hereto and Exhibit (g)(3) hereto is incorporated herein by reference.

     (b) The information set forth in "Section 11. Certain Information About the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) None.

     (b) The information set forth in "Section 13. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

     (d) None.

     (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Offer to Purchase dated May 11, 1999.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
(a)(6) Letter to Stockholders from the Chairman of the Board, President and Chief Executive Officer of the Company dated
         May 11, 1999.
(a)(7)   Instruction and Transmittal Form for Plan B Participants.
(a)(8)   Letter to Former Stockholders of Predecessors dated May 11,
         1999.
(a)(9)   Press Release issued by the Company dated May 11, 1999
         (Incorporated by reference to Exhibit 99.2 to the Company's
         Current Report on Form 8-K filed with the Commission on May
         11, 1999).
(a)(10)  Summary Advertisement dated May 11, 1999.
(a)(11)  Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(b)(1)   Form of Indenture between the Company and First Union Trust
         Company, National Association, Trustee (Incorporated by reference to Exhibit 4(a) to Amendment No. 1 to the Company's Registration Statement on Form S-3 (file no.
         333-72251) filed with the Commission on May 11, 1999).
(b)(2)   Credit Agreement, dated as of February 4, 1998, among the
         Company and the several lenders party thereto (Incorporated by reference to Exhibit 10-B to the Company's Quarterly
         Report on Form 10-Q filed with the Commission on May 10,
         1999).
(b)(3)   Credit Agreement, dated as of February 19, 1999, among the
         Company and the several lenders party thereto (Incorporated by reference to Exhibit 10-A to the Company's Quarterly
         Report on Form 10-Q filed with the Commission on May 10,
         1999).
(g)(1)   Pages 1 through 13, inclusive, of the Company's Quarterly
         Report on Form 10-Q for the period ended March 31, 1998
         (Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Commission on May 13, 1998).

(g)(2)   Pages II-17 through II-55, inclusive, of the Company's
         Annual Report on Form 10-K for the fiscal year ended
         December 31, 1998 (Incorporated by reference to the Company's Annual Report on Form 10-K filed with the
         Commission on March 26, 1999).
(g)(3)   Pages 1 through 12, inclusive, of the Company's Quarterly
         Report on Form 10-Q for the period ended March 31, 1999
         (Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Commission on May 10, 1999).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         CONECTIV

                                         By: /s/ JOHN C. VAN RODEN
                                          --------------------------------------
                                             John C. van Roden
                                             Senior Vice President and
                                               Chief Financial Officer

Dated:  May 11, 1999

                               INDEX TO EXHIBITS

ITEM                             DESCRIPTION                             PAGE
----                             -----------                             ----
(a)(1)   Offer to Purchase dated May 11, 1999.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
(a)(6)   Letter to Stockholders from the Chairman of the Board,
         President and Chief Executive Officer of the Company dated
         May 11, 1999.
(a)(7)   Instruction and Transmittal Form for Plan B Participants.
(a)(8)   Letter to Former Stockholders of Predecessors dated May 11,
         1999.
(a)(9)   Press Release issued by the Company dated May 11, 1999
         (Incorporated by reference to Exhibit 99.2 to the Company's
         Current Report on Form 8-K filed with the Commission on May
         11, 1999).
(a)(10)  Summary Advertisement dated May 11, 1999.
(a)(11)  Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(b)(1)   Form of Indenture between the Company and First Union Trust
         Company, National Association, Trustee (Incorporated by
         reference to Exhibit 4(a) to Amendment No. 1 to the
         Company's Registration Statement on Form S-3 (file no.
         333-72251) filed with the Commission on May 11, 1999.
(b)(2)   Credit Agreement, dated as of February 4, 1998, among the
         Company and the several lenders party thereto (Incorporated by reference to Exhibit 10-B to the Company's Quarterly
         Report on Form 10-Q filed with the Commission on May 10,
         1999).
(b)(3)   Credit Agreement, dated as of February 19, 1999, among the
         Company and the several lenders party thereto (Incorporated by reference to Exhibit 10-A to the Company's Quarterly
         Report on Form 10-Q filed with the Commission on May 10,
         1999).
(g)(1)   Pages 1 through 13, inclusive, of the Company's Quarterly
         Report on Form 10-Q for the period ended March 31, 1998
         (Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Commission on May 13, 1998).
(g)(2)   Pages II-17 through II-55, inclusive, of the Company's
         Annual Report on Form 10-K for the fiscal year ended
         December 31, 1998 (Incorporated by reference to the
         Company's Annual Report on Form 10-K filed with the
         Commission on March 26, 1999).
(g)(3)   Pages 1 through 12, inclusive, of the Company's Quarterly
         Report on Form 10-Q for the period ended March 31, 1999
         (Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Commission on May 10, 1999).